Exhibit 21.1
List of Subsidiaries of Converted Organics Inc:

Name	Percentage owned by Converted Organics Inc.
Converted Organics of California, LLC	100%

Converted Organics of Woodbridge, LLC	100%

Converted Organics of Rhode Island, LLC	92.5%

Converted Organics of Mississippi, LLC	100%